Filed Pursuant to Rule 433
Dated December 28, 2005
Registration Statement
No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION
GLOBAL MEDIUM-TERM NOTES, SERIES A
(Floating Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	December 28, 2005
Settlement Date (Original Issue Date):	December 30, 2005
Maturity Date:	December 29, 2006
Principal Amount:	U.S.$ 600,000,000
Price to Public (Issue Price):	100.00%
Agent's Commission:	0.00%
All-in Price:	100.00%
Accrued Interest:	None
Net Proceeds to Issuer:	U.S.$ 600,000,000
Interest Rate Basis:	LIBOR, as determined by LIBOR Telerate
Index Currency:	U.S. Dollars
Spread (Plus or Minus)	Minus 0.04%
Index Maturity:	One Month
Interest Payment Period:	Monthly
Interest Payment Dates:	January 30, 2006, February 28, 2006, March 30, 2006, April 30, 2006, May
30, 2006, June 30, 2006, July 30, 2006, August 30, 2006, September 30,
2006, October 30, 2006, November 30, 2006 and December 29, 2006
Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue
Date based on one month USD LIBOR minus 0.04%
Interest Reset Periods and Dates:	Monthly on each Interest Payment Date
Interest Determination Dates:	Monthly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Redemption Dates:	None
Put Dates:	None
Settlement:	DTC
CUSIP:	36962GU36

Additional Information:

General

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

		Year Ended December 31,			Nine Months Ended
2000	2001	2002	2003	2004	September 30, 2005
	(Restated)	(Restated)	(Restated)	(Restated)
1.52	1.73	1.66	1.86	1.89	1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Plan of Distribution:

GE Capital Markets, Inc. is acting as Agent in connection with the distribution of the Notes. The Agent will receive a selling commission equal to 0.00% of the principal amount of the Notes.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the underwriter collect at 1- 203- 585-1010 or Investor Communications of the issuer at 1-203-357-3950.